



04013326

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

So 8/8/04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
SEP 01 2004

SEC FILE NUMBER
8- 42293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2003__ AND ENDING __June 30, 2004__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alamo Capital

OFFICIAL USE ONLY
26193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1777 Botelho Drive, Suite 375__
                        (No. and Street)

__Walnut Creek, CA   94596-5041__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Nancy Mullally (925) 472-5700__
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Cropper Accountancy Corporation__
                    (Name – *if individual, state last, first, middle name*)

__2977 Ygnacio Valley Road, #460, Walnut Creek, CA   94598__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Nancy Mullally_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Alamo Capital_____ , as of ____June 30_____ , 20 _04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____CHIEF FINANCIAL OFFICER_____
Title

_____
Notary Public

SHANNON STONE
COMM. # 1482122
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. APRIL 10, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JUNE 30, 2004 AND 2003

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation

Certified Public Accountants

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally certify under penalty of perjury, that I have read the foregoing and annexed
financial report and supporting schedules and know the contents thereof; that the same are true and
correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director
thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____*August*_____ day of _____*26th*_____, 2004
at Walnut Creek, California.

Nancy A. Mullally
Chief Financial Officer
Alamo Capital

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statements of financial condition of Alamo Capital as of June 30, 2004 and 2003 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2004 and 2003 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 26, 2004

ALAMO CAPITAL
Statements of Financial Condition
June 30, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 42,143	$ -
Accounts receivable		
Balance held by clearing broker - dealer	210,258	173,277
Other broker - dealer balances	60,365	64,452
Other accounts receivable	14,244	16,672
Secured demand note receivable	100,000	100,000
Total accounts receivable	384,867	354,401
Firm trading securities (all debt securities)		
Marketable, at market value	862,128	593,029
Deposits and prepaid expenses	10,450	10,450
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $55,398 and $54,058, respectively	3,354	4,694
Total assets	$ 1,302,942	$ 962,574

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities		
Bank overdraft	$ -	$ 399
Accounts payable and accrued expenses	122,968	102,233
Due to clearing broker - dealer for firm trading securities	886,128	600,529
	1,009,096	703,161
Liabilities subordinated to claims of general creditors	279,000	279,000
Total liabilities	1,288,096	982,161
Stockholders' equity		
Common stock of no par value, authorized 1,000,000 shares, issued 466,667 at June 30, 2004 and 2003	70,000	70,000
Preferred stock, Series A of $100 par, 9.5% cumulative non-voting, issued 750 shares	75,000	75,000
Retained earnings (deficit)	(130,154)	(164,587)
Total stockholders' equity	14,846	(19,587)
Total liabilities and stockholders' equity	$ 1,302,942	$ 962,574

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Operations
For the Years Ended June 30, 2004 and 2003

	2004	2003
Revenues		
Trading revenue	$ 1,017,332	$ 1,003,570
Commissions	582,818	524,151
Other	461,256	374,965
Total revenues	2,061,406	1,902,686
Expenses		
Human resource expenses		
Compensation	759,327	757,167
Contract labor	169,718	203,238
Payroll taxes	59,546	66,602
Benefits and other	60,472	64,268
	1,049,063	1,091,275
Occupancy expenses		
Rent	132,149	137,882
Telephone	27,462	34,706
Office and other	37,876	31,348
	197,487	203,936
Systems and equipment expenses		
Equipment rental and information systems	186,456	181,205
Depreciation and amortization	1,340	1,340
Other	12,242	3,858
	200,038	186,403
Marketing and sales expenses		
Advertising and promotion	77,084	52,616
Other	10,096	10,908
	87,180	63,524
Other expenses		
Interest	162,124	113,681
Clearing charges	189,049	186,840
Other	131,422	115,582
	482,595	416,103
Total expenses	2,016,363	1,961,241
Income before income taxes	45,043	(58,555)
Income taxes		
California income tax	3,485	830
Total income tax expense	3,485	830
Net income (loss)	$ 41,558	$ (59,385)

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2004 and 2003

| | Common Stock | | Preferred Stock | | Paid-in | Retained Earnings | |
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
Balances at June 30, 2002	233,333	35,000	750	75,000	35,000	(98,077)	46,923
Paid in Capital into Common Stock	233,334	35,000	-	-	(35,000)	-	-
Net income (loss) for the year	-	-	-	-		(59,385)	(59,385)
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(7,125)	(7,125)
Balances at June 30, 2003	466,667 0	70,000 0	750 0	75,000	- 0	(164,587) 0	(19,587)
Net income for the year	-	-	-	-	-	41,558	41,558
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(7,125)	(7,125)
Balances at June 30, 2004	466,667	$ 70,000	750	$ 75,000	$ -	$ (130,154)	$ 14,846

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended June 30, 2004 and 2003

Balance at June 30, 2002	$ 279,000
No change during year	-
Balance at June 30, 2003	279,000
No change during year	-
Balance at June 30, 2004	$ 279,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Cash Flows
For the Years Ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 41,558	$ (59,385)
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	1,340	1,340
(Increase) decrease in		
Accounts receivable	(30,466)	65,436
Firm trading securities	(269,099)	142,281
Increase (decrease) in		
Accounts payable and accrued expenses	20,735	35,612
Amount due to clearing broker on trading securities	285,599	(142,281)
Net cash provided by operating activities	49,667	43,003
Cash flows from financing activities		
Dividends paid on preferred stock	(7,125)	(7,125)
Net cash used in financing activities	(7,125)	(7,125)
Net increase in cash	42,542	35,878
Bank overdraft at beginning of year	(399)	(36,277)
Cash balance at end of year	$ 42,143	$ (399)
Supplementary cash flow information		
California income tax paid	$ 800	$ 830
Interest paid	$ 162,124	$ 113,681

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

The Company
Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the lesser of the estimated useful lives of the assets or the related lease term.

Securities transactions
Proprietary securities transactions in regular-way securities are recorded on a settlement date basis since statements to customers are done on that basis. Profit and loss arising from all securities transactions entered in for the account and risk of the Company are recorded on a settlement basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses as applicable.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. All of the securities held at June 30, 2004 and 2003 were valued at market value.

Income taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The following is a summary of the income taxes for the years ending June 30, 2004 and 2003:

	Year Ended June 30, 2004		Year Ended June 30, 2003	
	State	Federal	State	Federal
Net income before taxes	$ 45,043	$ 45,043	$ (58,555)	$ (58,555)
Adjustments				
Net Muni interest	(2,887)	(2,887)	(17,741)	(17,741)
Decrease in allowance for bad debt	-	-	(2000)	(2000)
Non-deductible expenses	1,150	1,150	587	587
Deductible California Franchise tax-PY	-	(800)	-	(800)
Subtotal	43,306	42,506	(77,709)	(78,509)
Net operating loss carry forward	-	(177,293)	-	(98,784)
Taxable income	43,306	(134,787)	(77,709)	(177,293)
Rates of tax	Min	Fwd	Min	Fwd
Income tax provision:				
Prior year adjustment	-	-	30	-
Current year minimum/calculation	3,485	-	800	-
Income tax expense	$ 3,485	$ -	$ 830	$ -

At June 30, 2004 and 2003, the Company had $134,787 and $177,293, respectively, of net operating losses to carry forward to future periods for Federal income tax purposes. These loss carryforwards have not been recorded as deferred tax assets as it is not likely that they will be realized in the near future.

The state of Washington does not have an income tax, but utilizes an excise tax on gross income. California has temporarily suspended net operating losses which totals $50,741 available to offset future California pre-tax income at June 30, 2004.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.65 to 1 at June 30, 2004 and 0.57 to 1 at June 30, 2003. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

3.   Net Capital Requirement (continued)

At June 30, 2004, the Company had net capital as defined of $226,104 ($193,239 at June 30, 2003) which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at June 30, 2004 and 2003).

4.   Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5.   Office Space and Equipment Rental

The Company leased and occupied new premises as of July 2001. The term of the lease expires June 30, 2008 and requires base monthly rents, which have scheduled rent increases based on square footage and increases in building operating costs. Rent expense in fiscal years ended June 30, 2004 and 2003 was $132,149 (including $3,630 in other rents) and $137,882, respectively . These costs included certain variable costs which are added to the base rent as provided. The following base rents are due under the new lease:

Year Ended June 30:	Base Annual Rents
2005	$116,807
2006	$119,190
2007	$121,574
2008	$123,958

The Company also rents equipment on a month to month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $43,168 and $65,131 in 2004 and 2003, respectively.

6. Liabilities Subordinated to Claims of General Creditors

Notes payable which are subordinated to claims of general creditors were as follows June 30, 2004 and 2003, respectively:

Maturity Date	Interest Rate	2004 and 2003	Due to
April 30, 2007	10.00%	$ 20,000	Stockholder
May 31, 2007	10.00%	35,000	Stockholder
June 30, 2007	10.00%	24,000	Stockholder
March 31, 2008	6.25%	100,000	Unrelated party
January 31, 2006	11.00%	100,000	Stockholder
		$279,000	

Prior written approval by the National Association of Securities Dealers, Inc. is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. Investments

Investments are held at market and are generally traded within a month of purchase. At June 30, 2004 and 2003, securities held were $862,128 and $593,029, respectively. These investments are all municipal bonds.

ALAMO CAPITAL
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2004

Stockholders' equity	$ 14,846
Liabilities subordinated to claims of general creditors	279,000
	293,846
Non-allowable assets and charges against net capital	
Prepaid expenses and deposits	10,450
Other accounts receivable	14,244
Equipment, net of depreciation	3,354
Haircut on firm trading inventory	38,144
Broker-dealer balances aged	1,550
	67,742
Net capital, as defined	226,104 (A)
Minimum requirement of net capital ($100,000 or	
1/5 of aggregate indebtedness)	100,000
Excess of net capital over requirement	$ 126,104

Aggregate indebtedness		
Total liabilities	$ 1,288,096	
Less: subordinated capital	(279,000)	
Due to clearing broker-secured by firm trading securities	(862,128)	
		$ 146,968 (B)

Ratio of aggregate indebtedness to net capital (B/A)	0.65 to 1

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company
to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 224,601	$ 169,745	0.76 to 1
Offset amount due to against due from clearing broker	-	(25,515)	
Increase in accounts payable	(2,738)	2,738	
Adjust bank overdraft	4,240	-	
Rounding	1	-	
Amounts reflected above	$ 226,104	$ 146,968	0.65 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 12 -

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

August 26, 2004